Exhibit 99.1
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR DECEMBER 15, 2009
(Calgary, November 20, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its December 15, 2009 cash distribution will be Cdn $0.07 per trust unit. The distribution is net of amounts withheld to finance capital expenditures and preserve financial flexibility. The ex-distribution date is November 27, 2009. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of December 1, 2009.
The distribution of Cdn $0.07 per trust unit is equivalent to approximately U.S. $0.0666 per trust unit using a U.S./Canadian dollar exchange ratio of 0.9515. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of October 2009. Cash distributions paid over the past 12 months now total Cdn $1.44 per trust unit or approximately U.S. $1.22 per trust unit.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $3.9 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757